

November 5, 2014

Via E-mail
James Parsons
Chief Financial Officer
Trillium Therapeutics, Inc.
96 Skyway Avenue
Toronto, Ontario, Canada M9W 4Y9

> **Re:** **Trillium Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed October 3, 2014**
> **File No. 001-36595**

Dear Mr. Parsons:

We have reviewed your response letter dated October 27, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Notes to the Consolidated Financial Statements
10. Share capital, page F-16

1. Please refer to your response to comment four. Provide us further detail as to how you concluded that the peer companies used in your analysis were similar to you. The majority of the peer companies appear to be involved in the regenerative medicine and stem cell therapy business. Since you ceased all activities related to regenerative stem cell products please tell us how you concluded that the identified companies were in the same industry as you. Also tell us how you considered the peer companies selected similar in size and development stage to you and why you didn't use your own historical volatility for some period of time.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Daniel M. Miller, Esq.
        Dorsey & Whitney LLP